UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Musicow US Vol. 1 LLC

(Exact name of issuer as specified in its charter)

Delaware	33-1360840
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

345 N Maple Dr. Suite 210 Beverly Hills, CA 90210
(Full mailing address of principal executive offices)

(213) 566-2525

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Musicow US Vol. 1 LLC, a Delaware Series Limited Liability Company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 24, 2025, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/2048539/000149315225014854/form253g2.htm).

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to Musicow US Vol. 1 LLC, a Delaware Series Limited Liability Company. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

Overview

We were formed as a Delaware Series Limited Liability Company on August 2, 2024. The Company was formed to facilitate investment in and manage investors’ economic exposure to the Company’s contractual rights to receive the royalties, fees, and other income streams (“Income Interests”) related to or derived from master recordings and musical compositions (the “Music Assets” and each a “Music Asset”) pursuant to certain Asset Purchase Agreements (including, without limitation, the schedules, exhibits and amendments thereto) (each, a “Purchase Agreement,” collectively, the “Purchase Agreements,” and the rights under the Purchase Agreements, the “Royalty Rights”). The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing, for each series, the contractual right (the “Royalty Shares”) to receive a specified portion of royalties, fees, and other income streams embodied in the Income Interests we receive that relate to Royalty Rights for a specific Music Asset or a compilation of Music Assets (as applicable), to investors in best-efforts series offering of Royalty Shares of various series of the Company pursuant to Regulation A of the Securities Act (the “Offering”).

Musicow IP US, LLC, a Delaware limited liability company (“Musicow IP”), which is a wholly owned subsidiary of Musicow US Inc., a Delaware corporation (“Musicow US”), will enter into one or more Purchase Agreements with Income Interest owners (“Income Interest Owners”) to purchase Royalty Rights and/or the underlying copyrights to one or more than one Music Assets. The Company will enter into a Royalty Sharing Agreement and amendments thereto (referred to herein together as amended, as the “Royalty Sharing Agreement”) with Musicow IP, and the Company’s manager Musicow Asset US, LLC (the “Manager”), pursuant to which Musicow IP will assign only the Royalty Rights to the Company, which Royalty Rights will be held by a series of the Company.

Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares, less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, “Royalty Share Payments”). Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

The Company is managed by its Manager and sole member, Musicow Asset US, LLC, a Delaware limited liability company. The Manager is a single-member Delaware limited liability company wholly owned by Musicow US. The Manager will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act by virtue of any assistance it may provide in the offer and sale of the Company’s securities in connection with the Offering. The Company will have no employees and the Manager, in its capacity as the sole member and manager of the Company and pursuant to the Company’s operating agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers.

The Royalty Shares will be made available for purchase through the Company’s associated persons on the web-based platform located at https://www.musicow.io and mobile applications as made available in Apple App Store and Android Apps on Google Play (collectively, the “Musicow Platform”). The Musicow Platform has been licensed by the Company from North Capital Investment Technology, Inc. (“North Capital Technology”). An investor may view Offering details on the Musicow Platform and, after establishing a user profile, sign transactional documents for Offerings online. The Musicow Platform was formed to, among other things, to address the lack of opportunities to invest in the music market and music-related assets. The Musicow Platform allows investors to hold interests in music-related investment opportunities that may have been historically difficult to access for some investors.

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. We plan to achieve these goals by working with Musicow IP which will source Music Assets and negotiate and enter into Purchase Agreements and a Royalty Sharing Agreement related to such Music Assets and their respective Income Interests. As referred to herein, Royalty Rights are the Company’s aggregate and specifically negotiated passive (non-operating) Income Interests in certain Music Assets obtained pursuant to the Purchase Agreements and the Royalty Sharing Agreement. Royalty Rights provide the Company with the right to revenue generated from, among other things, the purchase, use, consumption, exploitation, and/or licensing of Music Assets by third parties as memorialized in each respective Purchase Agreement and Royalty Sharing Agreement. This revenue may include revenue generated from activities including, but not limited to, streaming, downloads, physical album sales, performances and other forms of usage in films, television and advertisements.

Regulation A Offering

We have and are conducting Offerings Royalty Shares of various series of the Company as set forth the “Royalty Shares Offering Table” in our offering circular dated September 24, 2025, filed pursuant to Rule 253(g)(2). One of our series offerings, the MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All series offering closed on August 14, 2025. From June 3, 2025 to August 14, 2025, we sold and issued 382 Royalty Shares of MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All in the MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All series offering at a price of $20.00 per Royalty Share, in exchange for gross proceeds of $7,640.00.

For the ongoing offerings, Royalty Shares will be issued in a series, with each series relating to a specific Music Asset or a compilation of Music Assets, as applicable, and the Company’s corresponding Royalty Rights under the Royalty Sharing Agreement. Investors who hold Royalty Shares will be entitled to receive a pro rata portion of the amounts we actually receive from the specified Royalty Rights that correspond to such series of Royalty Shares less any fees and expenses as further described herein, calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series (payment of such pro rata portion, “Royalty Share Payments”). Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, any series of the Company or the underlying music portfolio containing the Music Assets.

We plan to use the proceeds from each series Offering of Royalty Shares to fund the acquisition costs of the Royalty Rights for that Offering and partial reimbursement of organizational and Offering costs and expenses in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. Ongoing costs and expenses associated with each Offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator. We plan to achieve these goals by working with Musicow IP which will source Music Assets and negotiate and enter into Purchase Agreements and a Royalty Sharing Agreement related to such Music Assets and their respective Income Interests. As referred to herein, Royalty Rights are the Company’s aggregate and specifically negotiated passive (non-operating) Income Interests in certain Music Assets obtained pursuant to the Purchase Agreements and the Royalty Sharing Agreement which provide the Company with the right to revenue generated from, among other things, the purchase, use, consumption, exploitation, and/or licensing of Music Assets by third parties as memorialized in each respective Purchase Agreement and Royalty Sharing Agreement. This revenue may include revenue generated from activities including, but not limited to, streaming, downloads, physical album sales, performances and other forms of usage in films, television and advertisements.

Results of Operations

The Company was formed on August 2, 2024, and has had no significant operations and no revenues since that date. At inception, the Company had incurred $14,581 of offering expenses, and at June 30, 2025, the Company had incurred $37,220 of offering expenses, which have been capitalized as an asset and will be netted off Offering proceeds at the conclusion of the Offering or expensed in the event the Offering does not succeed. These expenses have been funded by affiliates of the Company as described below. As of December 31, 2024, the Company had a net loss of $9,980 and as of June 30, 2025, the Company had a net loss of $35,625.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash on hand of $0, and as of June 30, 2025, the Company had cash on hand of $27,800. We do not plan to have employees and intend to fund our ongoing operations with net Offering proceeds and capital contributions from the Manager. The Manager/Administrator has funded the Company in an amount of $47,200.00 as of December 31, 2024, and as of June 30, 2025. The Manager/Administrator is funded by Musicow US. The Company will partially reimburse the Manager/Administrator for ordinary and necessary costs it incurs in connection with our organization and the offering of Royalty Shares in the amount of funds remaining after deducting the acquisition costs for the Royalty Rights of the applicable series. The remaining amount of offering and organizational costs will not be reimbursed. As of June 30, 2025, the Company has $63,325 due to related party, the Manager/Administrator.

Potential future sources of capital include, in addition to proceeds of Offerings, secured or unsecured financings from banks or other lenders and establishing additional lines of credit. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date hereof.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of December 31, 2024, and June 30, 2025.

Income Taxes

As of December 31, 2024, and June 30, 2025, we had no federal and state income tax expense or obligations.

Off-Balance Sheet and Other Arrangements

As of December 31, 2024, and June 30, 2025, we did not have any material off-balance sheet arrangements.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 2 to our financial statements appearing elsewhere in this Semi-Annual Report on Form 1-SA, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Item 2. Other Information.

None.

Item 3. Financial Statements.

INDEX TO FINANCIAL STATEMENTS

MUSICOW US VOL. 1 LLC

Page

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED), AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 (UNAUDITED):

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS	F-2

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS	F-3

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)	F-4

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS	F-5

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-6

F-1

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

	June 30, 2025 (Unaudited)					December 31, 2024 (Audited)
	Series 00001	Series 00002	Series 00003	Unallocated	Consolidated	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$100	$-	$-	$27,700	$27,800	$-
Subscription receivable	-	100	100	-	200	-
Deferred offering costs	-	-	-	37,220	37,220	37,220
Total assets	$100	$100	$100	$64,920	$65,220	$37,220

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Due to related party	$-	$-	$-	$63,325	$63,325	$-
Total liabilities	-	-	-	63,325	63,325	-

Members’ equity :
Members’ capital: 3 and 0 Class A unit issued and outstanding as of June 30, 2025 and December 31,2024, respectively.	100	100	100	-	300	-
Contributions	-	-	-	47,200	47,200	47,200
Accumulated deficit	-	-	-	(45,605)	(45,605)	(9,980)
Total members’ equity	100	100	100	1,595	1,895	37,220
Total liabilities and members’ equity	$100	$100	$100	$64,920	$65,220	$37,220

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

F-2

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

	June 30, 2025
	Series 00001	Series 00002	Series 00003	Unallocated	Consolidated
Revenues	$-	$-	$-	$-	$-

Operating expenses:
General and administrative expenses	-	-	-	35,625	35,625
Total operating expenses	-	-	-	35,625	35,625

Loss from operations	-	-	-	(35,625)	(35,625)

Net loss before income taxes	-	-	-	(35,625)	(35,625)
Income taxes	-	-	-	-	-
Net loss	$-	$-	$-	$(35,625)	$(35,625)

Weighted average membership interests	1	1	1	-	3
Net loss per membership interest	$-	$-	$-	$-	$(11,875)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

F-3

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

	Series 00001			Series 00002			Series 00003			Unallocated			Consolidated
	Member’s Capital	Accumulated Deficit	Total Member’s Equity/(Deficit)	Member’s Capital	Accumulated Deficit	Total Member’s Equity/(Deficit)	Member’s Capital	Accumulated Deficit	Total Member’s Equity/(Deficit)	Member’s Capital	Accumulated Deficit	Total Member’s Equity/(Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity/(Deficit)
Balance at December 31, 2024	$-	$-	$-	$-	$-	$-	$-	$-	$-	$47,200	$(9,980)	$37,220	$47,200	$(9,980)	$37,220
Issuance of Class A unit	100	-	100	100	-	100	100	-	100	-	-	-	300	-	300
Net loss	-	-	-	-	-	-	-	-	-	-	(35,625)	(35,625)	-	(35,625)	(35,625)
Balance at June 30, 2025	$100	$-	$100	$100	$-	$100	$100	$-	$100	$47,200	$(45,605)	$1,595	$47,500	$(45,605)	$1,895

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

F-4

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

	June 30, 2025
	Series 00001	Series 00002	Series 00003	Unallocated	Consolidated
Cash flows from operating activities:
Net loss	$-	$-	$-	$(35,625)	$(35,625)
Costs incurred by manager on the company’s behalf	-	-	-	33,325	33,325
Net cash used in operating activities	-	-	-	(2,300)	(2,300)
Cash flows from financing activities:
Issuance of unit to manager	100	-	-	-	100
Due to related party	-	-	-	30,000	30,000
Net cash provided by financing activities	100	-	-	30,000	30,100
Net change in cash	100	-	-	27,700	27,800
Cash at beginning of period	-	-	-	-	-
Cash at end of period	$100	$-	$-	$27,700	$27,800

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-	$-	$-	$-
Cash paid for taxes	$-	$-	$-	$-	$-

Supplemental disclosure of cash flow information:
Subscription receivable	$-	$100	$100	$-	$200

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

F-5

MUSICOW US VOL 1. LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited), and for the six-month period ended June 30, 2025 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Musicow US Vol. 1 LLC (the “Company”) is a Delaware series limited liability company formed on August 2, 2024 under the laws of Delaware. This entity will be used to fractionalize the royalty revenue interests in certain music copyrights or royalty rights to such copyrights purchased from an artist by a related party into a Series of the Company and sell the interests on an offering platform. The related party, Musicow IP US LLC (“Musicow IP”), will purchase the copyrights or royalty rights to such copyrights and then enter into a royalty sharing agreement (the “Royalty Sharing Agreement”) with the applicable series of the Company in order to fractionalize the royalty revenue stream and sell the fractionalized interests on an offering platform. Each royalty right will be held by a separate series of limited liability interests, or “Series”, that management intends to establish. The Company overall shall be managed by Musicow Asset US LLC (the “Company Manager”) and each Series shall be managed by Paul Baik (the “Series Manager”) of such Series, in each case until the earlier of (i) the dissolution of the Series or (ii) its removal or replacement. The Company Manager, with respect to the Company, and the Series Managers with respect to each Series (each, a “Manager”), will be the managers of the Company and each Series, as applicable, for all purposes.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of June 30, 2025, the Company has not yet commenced its planned principal operations. As of reporting date, the Company’s activities have been limited to organizational efforts and incurrence of legal and professional fees. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

F-6

Unaudited Interim Financial Information

The unaudited interim consolidated and consolidating financial statements and related notes have been prepared in accordance with U.S. GAAP for interim consolidated and consolidating financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated and consolidating financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim consolidated and consolidating financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim consolidated and consolidating balance sheet. The financial data and the other information disclosed in these notes to the interim consolidated and consolidating financial statements related to the six-month period are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of the Company and its Series required to be consolidated under generally accepted accounting principles. Separate financial statements are presented for the Series. All intercompany transactions and balances are eliminated in consolidation.

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Significant Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in a host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, or competition. These adverse conditions could affect the Company’s financial condition and the results of its operations. The Company is subject to customary risks and uncertainties associated with development of new technology and operating a business, including, but not limited to, the need for protection of intellectual property dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

F-7

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

As of both June 30, 2025 and December 31, 2024, the Company has capitalized $37,220 in deferred offering costs, which were incurred by the Manager and recorded as deemed contributions, and held as unallocated on the consolidated and consolidating balance sheets as of both June 30, 2025 and December 31, 2024.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated and consolidating balance sheets approximate their fair value.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) identify the contract with a customer;

2) identify the performance obligations in the contract;

3) determine the transaction price;

4) allocate the transaction price to performance obligations in the contract; and

5) recognize revenue as the performance obligation is satisfied.

F-8

No revenue has been earned or recognized by the Company or its Series for the six-month period ended June 30, 2025.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Allocation Policy

The Company Manager may adopt an allocation policy which shall provide that items not related to a specific Series will be allocated across all Series pro rata based upon the value of the underlying series properties, as determined by the Company Manager. The Company Manager may amend the allocation policy in its sole discretion from time to time.

Subscription Receivable

The Company records membership subscriptions at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a consolidated and consolidating balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity on the consolidated and consolidating balance sheet.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. The Company intends to elect for the Company and each of its Series to be taxed as a corporation.

The Company intends to operate such that the arrangements with royalty holders will qualify to be treated for U.S. federal income tax purposes as an investment trust, and not as a business entity. However, given the highly complex nature of the rules governing trusts and partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities the Company is undertaking and the possibility of future changes in the Company’s circumstances, it is possible that the arrangements will not qualify to be taxable as an investment trust for any particular year. If the Company’s arrangement does not qualify as an investment trust, it may default to a business entity that is characterized as a partnership. Then, the trading of royalty shares on an alternative trading system such as the ATS may, under Section 7704 of the Code, cause the partnership to be characterized as a publicly traded partnership that is treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes.

F-9

If, for any reason, the arrangement is or becomes taxable as a corporation for U.S. federal income tax purposes, the investors will not be entitled to flow through tax treatment. Instead, the business entity will be required to pay a corporate level income tax on its net income, and distributions to investors will be subject to a shareholder level income tax as a dividend to the extent of the business entity’s earnings and profits. The arrangement’s failure to qualify as an investment trust for U.S. federal income tax purposes could have a material adverse effect on the Company, our investors, and the value of the royalty shares.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, guidance on disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated and consolidating financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits for the six-month period ended June 30, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’ EQUITY

Membership Units

100% of the Company’s membership interests were granted to the Company Manager and sole initial member. As of June 30, 2025, capital amounting to $47,200 has been contributed to the Company.

The Company is authorized to issue with respect of each Series an unlimited number of membership interests.

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The total of the membership interests in any Series shall consist of one Class A Unit. The Company may elect to create an additional class of membership interests in any series other than the Class A Units, at any time by amendment of the Certificate of Registered Series of the applicable series, and to set the name, rights and preferences thereof (each, an “Additional Class Unit”, or together the “Additional Class Units”) and together with the Class A Units, as to each series, the “Units” of such Series).

The Company Manager shall be issued one Class A Unit of each Series, representing 100% of the membership interests in each Series as of such date, in return for a capital contribution to each Series of $100.

Each voting unit of each Series shall be entitled to one vote for all matters submitted for the consent or approval of members of the Company generally, (ii) each voting unit (regardless of Series) shall vote together as a single class on all matters as to which all holders of voting units are entitled to vote. Each voting member shall be entitled to cast a number of votes equal to the number of voting units that such voting member holds, with the power to vote, at the time of such vote.

The Additional Class Units of a Series, if established, shall have no voting rights.

On February 28, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00001 (“Series 00001”) – Mr. Know It All. The Series was established for the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition Mr. Know It All by Kelly Clarkson, pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series. In connection with its formation, one Class A Unit was issued to the Manager for organizational purposes for a capital contribution of $100.

On June 9, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00002 (“Series 00002”) – Should’ve Seen This Coming. The Series was established for the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition Should’ve Seen This Coming, pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series. In connection with its formation, one Class A Unit was issued to the Manager for organizational purposes for a capital contribution of $100.

On June 10, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00003 (“Series 00003”) – Western Feels. The Series was established for the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition Western Feels, pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series. In connection with its formation, one Class A Unit was issued to the Manager for organizational purposes for a capital contribution of $100.

As of June 30, 2025, the Series have not yet received any royalty income, incurred offering costs, or raised proceeds from investors. Future operations of the Series will depend on royalties generated from the composition and investor participation in planned Regulation A offerings.

F-11

Management

The Company is a manager-managed limited liability company, and each Series shall be similarly managed as a manager-managed Series. Subject to the terms and conditions of the operating agreement (“the Agreement”) the management of the Company overall shall be vested in the Company Manager, and the management of each Series shall be vested in the Series Manager. The Company overall shall be managed by the Company Manager and each Series shall be managed by the Series Manager of such Series as the manager of such Series, in each case until the earlier of (i) the dissolution of the Series or (ii) its removal or replacement. The Company Manager, with respect to the Company, and the Series Managers with respect to each Series (each, a “Manager”), will be the “managers” of the Company and each Series, as applicable, for all purposes.

The Series Manager for each Series shall be Paul Baik. The Series Manager of any Series may be removed or replaced at any time by the Class A member of such Series, with the Class A Unit of such Series having one vote on such matters of such Series. The Series Manager of a Series shall have complete and exclusive discretion in the management and control of the affairs and business of such Series, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of such Series, including doing all things and taking all actions necessary to carry out the terms and provisions of the agreement, including, without limitation, to make determinations and complete actions with respect (i) the use of the assets of such Series (including cash on hand) for any purpose consistent with the terms of the Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any Series under contractual arrangements to all or particular assets of such Series).

The Series Manager of a Series shall have full authority in its discretion to exercise, on behalf of and in the name of such Series, all rights and powers of a “manager” of a limited liability company.

Dissolution

The Company as a whole shall dissolve and commence its winding up upon the first to occur of the following (each, a “Company Dissolution Event”): (i) upon the determination of the voting members of all of the Series, voting as one class, with the approval of the Company Manager, at any time; (ii) the insolvency or bankruptcy of the Company; (iii) the sale of all or substantially all of the series assets of each of the Series; or (iv) the entry of a decree of judicial dissolution for the Company.

A Series shall terminate and a Series commence its winding up upon the first to occur of the following (“Series Dissolution Event”): (i) upon the determination of the voting members of such Series with the approval of the Series Manager, at any time; (ii) the insolvency or bankruptcy of such Series; (iii) the sale of all or substantially all of such Series’ assets; (iv) an event set forth as an event of termination of such Series; or (v) at any time that there are no members of such Series, unless the business of such Series is continued.

Distributions

Each Series, in the sole discretion of the Series Manager, may make distributions to members of such Series if there are available funds.

If the Series Manager(s) of a Series determines to make a distribution in the form of cash or other property to the members of a Series, all such distributions first be paid to the Class A member as required until the Class A member has been repaid such amounts as may have been advanced to, or paid on behalf of, the Series for the purchase of the Series assets or the payment of operating costs for the applicable Series, if applicable, and shall thereafter be made to the Class A member and any Additional Class Unit holders of such series, pro rata in proportion to the number of Class A Units and Additional Class Units of such series held. Notwithstanding the foregoing, in the event that there are no Additional Class Units of a series created, or, if created, in the event that there are no Additional Class Units of a series issued and outstanding, in each case at the time of a distribution, then, 100% of such distribution will be made to the Class A Unit holders of such series.

F-12

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Royalty Sharing Agreement

Pursuant to the Royalty Sharing Agreement, if any royalty shares (the “Royalty Shares”) remain unsold after 90 days from the applicable series offering’s start, the Company will either transfer these unsold Royalty Shares to Musicow IP or retain them and pay Musicow IP the income earned on these retained Royalty Shares, for flow through to the income interest owners. The Company has the option to reoffer the Royalty Shares at any point within the offering period. For any Royalty Shares sold, the Company will pay Musicow IP the fair market value (“Fair Market Value”) plus 25% of the net proceeds received by the Company in the applicable series offering. The “Net Proceeds” amount is calculated by taking the total proceeds received by the Company in the applicable series offering (which will equal a premium 30% above the Fair Market Value) minus the following fees: an administrative fee for the Manager’s support equal to 5% of the Fair Market Value and a commission to the broker of record equal to 1% of the gross offering proceeds.

On March 3, 2025, the Company entered into a Royalty Sharing Agreement with Musicow IP US, LLC and Musicow Asset US, LLC (the “Related Parties”). Under the agreement, Musicow IP assigned 100% of the royalty stream from the musical composition Mr. Know It All (in which it holds a 5% ownership interest) to the Company, less a 10% administration fee. The Company will fractionalize and sell these royalties to investors via a Regulation A offering, with Musicow Asset US, LLC handling valuation and secondary market trading through an ATS. Musicow IP will receive fair value plus 25% of net offering proceeds (after fees) and 50–55% of secondary trading profits, capped at $0.12 per transaction. The agreement includes indemnification clauses and terminates upon copyright expiration, breach, or failure to launch the offering/ATS within specified timelines. This transaction may impact future revenue and liquidity, contingent on investor participation and royalty performance.

On June 13, 2025, the Company and the Related Parties executed an amendment to the Royalty Sharing Agreement, expanding the covered assets to include multiple works by Travis Garland and Blaq Tuxedo. Royalty shares transferred generally amounted to 80% for Garland’s works, except Santana at 49%, and 40% for Blaq Tuxedo’s works. These transfers are governed by the same terms as the original agreement, ensuring consistent treatment for valuation, offerings, and secondary trading activities.

The royalty income from the music assets will be collected in a bank account held by Musicow IP; after deducting a 10% fee, Musicow IP will then transfer the remainder to the Company’s custodial account held at North Capital and North Capital will distribute the remainder to investors as set forth above. Statements for the music assets will be processed via internal accounting together with royalty processing software in order to determine the amount of royalty income on a monthly basis, and the Company’s transfer agent will provide North Capital with the applicable holdings of Royalty Shares and North Capital will then effectuate the distributions accordingly to the holders of the Royalty Shares.

F-13

Each Series may retain certain of the Company Manager’s and/or Series Manager’s affiliates for necessary services relating to the Company’s investments or its operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates.

While the Series Manager(s) of a Series shall have ultimate authority over such Series and the operations of such Series, each Series shall authorize a person to act as the administrator of such Series (the “Administrator”) to manage all day-to-day operations of such Series, when and as created, subject to the terms and conditions herein. The initial Administrator of each Series shall be Musicow Asset US, LLC. The Administrator may be paid a fee in consideration of its services to a Series and in consideration of structuring and completing the acquisition of Series assets for a particular Series, in such amount and at such times as determined by the Series Manager(s) (the “Administrative Fee”).

In consideration of the payment of the Administrative Fee, if any, but without a requirement for such Administrative Fee to be paid, the Administrator shall pay the Series offering expenses, including fees, costs and expenses incurred in connection with executing the applicable Series offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to such Series offering, provided that, in the event that such costs and expenses exceed the amount of the Administrative Fee, if any, the applicable Series shall pay such excess amount to the Administrator.

The Administrator will also pay following costs and expenses of the applicable Series:

a) the costs of preparing and filing any reports to be filed with the Securities and Exchange Commission;

b) any fees, costs and expenses related to financial audits, if required;

c) any fees, costs and expenses related to preparation and filing of tax returns;

d) any and all income taxes and marketing fees, costs and expenses incurred in connection with the management of a series property of the applicable Series;

e) any fees, costs and expenses incurred in connection with preparing any reports and accounts of the applicable Series;

f) the costs of Manager’s and officers’ insurance of the Series Manager(s), and the officers in connection with the applicable Series;

g) any governmental fees imposed on the capital of the Series or incurred in connection with compliance with applicable regulatory requirements;

h) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Series (or the Company as a result of the operations of such Series) or the Series Manager(s), the Administrator or any officer of such Series in connection with the affairs of such Series;

F-14

i) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Series Manager(s) in connection with such Series;

j) the fees and expenses of the Series’ counsel (or the Company’s counsel as a result of the operations of such Series) in connection with advice directly relating to the Series’ legal affairs;

k) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Series Manager(s) in connection with the operations of the applicable Series;

l) any costs and expenses as agreed to be paid by the Administrator in connection with the acquisition of any Series assets; and

m) all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with the allocation policy.

If such costs exceed the Administrative Fee then the Series will be responsible for reimbursing the Administrator such amounts.

All other costs and expenses of a Series other than those as set forth above and, if such costs and expenses relate to the operations of the Company overall and not to the particular Series, to the extent allocated to such Series by the allocation policy, shall be paid directly by the Series, provided, however, that the Administrator may elect to pay any such costs and expenses directly, or may advance funds to the Series in order for the Series to pay such costs and expenses, in which event the applicable Series shall repay such amounts to the Administrator when the Series has sufficient funds to do so, or at such other times as may be agreed by the Administrator and the Series.

Due to Related Party

On January 1, 2025, the Company entered into a loan agreement for $5,000, non-interest-bearing and all amounts due on December 31, 2025.

On June 27, 2025, the Company entered into a loan agreement for $25,000, non-interest-bearing and all amounts due on June 26, 2026.

As of June 30, 2025, the Manager incurred $33,325 in costs on behalf of the Company. The advances are unsecured, non-interest-bearing and due on demand.

The total outstanding payable as of June 30, 2025 was $63,325 and included as due to related party on the consolidated and consolidating balance sheet.

F-15

NOTE 6: LEASE

On January 18, 2023, Musicow US Inc. (“Tenant”) entered into a lease agreement (the “Original Lease,” which was subsequently amended on March 4, 2024 and November 7, 2024) with Maple Plaza L.P. (“Landlord”) to lease the Suite 210 located at 335-345 North Maple Drive, Beverly Hills, California (the “Building”) and certain storage unit (“Storage Premises”). On February 27, 2025, the Landlord and Tenant entered into the third amendment of the original lease. The lease term was scheduled to expire on February 28, 2025, but was extended with the term continuing from March 1, 2025 to February 28, 2026 (“Third Amendment Extended Term”).

The third amendment of the lease agreement allows the Tenant to permit occupancy by Musicow IP US LLC, Musicow Asset US LLC, and the Company (“Permitted Occupants”), without the Landlord’s consent or payment of the transfer premium, subject to the conditions of the amended lease agreement. On March 1, 2025, the Company started occupying the Building. The Tenant is required to pay monthly rent for the Building, including base rent at $23,249 and the Storage Premises rent at $205 per month, during the Third Amendment Extended Term. The Tenant can extend the term for two years, following the terms of the Original Lease. The base rent for the first and second years will be $24,062 and $24,905, respectively, and the security deposit will be increased by $4,898 to $49,809.

For the six-month period ended June 30, 2025, the Company incurred $23,000 of rent expense. As of June 30, 2025, the remaining term for this lease was 8 months.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Regulation A Offering

The Company intends to initiate a Regulation A offering of its royalty shares in the second half of 2025.

In August 2025, Series 00001 series offering had closed. Series 00001 issued 382 royalty shares in such offering at a price of $20 per royalty share, in exchange for gross proceeds of $7,640. In connection with this offering, Series 00001 received $1,763 net proceeds and incurred a royalty share fee of $348, which represents 25% of the gross proceeds, net of administrative fees and broker-dealer fees totaling $370.

Management’s Evaluation

Management has evaluated all subsequent events through September 24, 2025, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the consolidated and consolidating financial statements.

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Item 4. Exhibits.

Exhibit
No.	Exhibit Description	Form	Date Filed	Number

1.1	Engagement Letter with Rialto Markets LLC.*	1-A	March 7, 2025	1.1

2.1	Certificate of Formation filed with Delaware Secretary of State on August 2, 2024.*	1-A	March 7, 2025	2.1

2.2	Operating Agreement.*	1-A	March 7, 2025	2.2

2.3	Form of Series Designation (included in Exhibit 2.2).*	1-A	March 7, 2025	2.3

2.4	Certificate of Registered Series of MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All.*	1-A	March 7, 2025	2.4

2.5	Certificate of Registered Series of MUSICOW US VOL. 1 LLC – Series 00002 – Should’ve Seen This Coming.*	1-A	July 10, 2025	2.5

2.6	Certificate of Registered Series of MUSICOW US VOL. 1 LLC – Series 00003 – Western Feels.*	1-A	July 10, 2025	2.6

4.1	Form of Royalty Shares Subscription Agreement for Regulation A Offering.*	1-A	April 23, 2025	4.1

6.1	Form of Asset Purchase Agreement for Royalty Rights.*	1-A	April 23, 2025	6.1

6.2	Form of Asset Purchase Agreement for Copyrights.*	1-A	March 7, 2025	6.2

6.3	Form of Royalty Sharing Agreement.*	1-A	March 7, 2025	6.3

6.4	Asset Purchase Agreement regarding Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All and amendment thereto.*	1-A	March 7, 2025	6.4

6.5	Royalty Sharing Agreement including Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All.*	1-A	March 7, 2025	6.5

6.6	Custody Agreement with North Capital Private Securities Corporation.*	1-A	April 23, 2025	6.6

6.7	Escrow Agreement with North Capital Private Securities Corporation.*	1-A	April 23, 2025	6.7

6.8	Technology Services Agreement with North Capital Investment Technology, Inc.*	1-A	April 23, 2025	6.8

6.9	Asset Purchase Agreement regarding Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming.*	1-A	July 10, 2025	6.9

6.10	Asset Purchase Agreement regarding Musicow US Vol. 1 LLC – Series 00003 – Western Feels.*	1-A	July 10, 2025	6.10

6.11	Amendment to Royalty Sharing Agreement for Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming and Musicow US Vol. 1 LLC – Series 00003 – Western Feels.*	1-A	July 10, 2025	6.11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025		MUSICOW US VOL. 1 LLC

	By:	Musicow Asset US, LLC, Manager

	By:	/s/Paul Baik
	Name:	Paul Baik
	Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title

/s/ Paul Baik	Manager of Musicow Asset US, LLC,
Paul Baik	(Principal Executive Officer and Principal Financial Officer and Principal Accounting Officer)

Date: September 29, 2025

Musicow Asset US, LLC, Manager

By:	/s/ Paul Baik
Name:	Paul Baik
Title:	Manager

Date: September 29, 2025